Exhibit 99.6

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY RESULTS
(In thousands of dollars, except earnings per share amounts)

	2003					2002

	Q4	Q3		Q2	Q1	Q4	Q3	Q2	Q1

Gross premiums written	$651,583	$652,751		$629,928	$702,560	$600,081	$605,566	$502,647	$416,397
Net premiums earned	617,642	591,807		621,280	551,255	548,701	479,407	399,277	310,369
Net income	17,992	15,633		27,264	24,394	25,398	21,653	16,222	16,250

Earnings per share
Basic	$0.32	$0.28	.	$0.56	$0.50	$0.52	$0.44	$0.34	$0.33
Fuly diluted	0.32	0.28		0.55	0.49	0.51	0.44	0.33	0.33

Market price per share
High	$15.25	$19.60		$18.05	$16.40	$13.87	$18.00	$19.45	$20.60
Low	12.25	11.75		15.41	13.30	9.50	11.75	15.90	16.09
Close	14.60	12.70		16.35	15.50	13.69	13.05	17.20	17.25